Exhibit 99.1

BEST Inc. Receives Notice Regarding NYSE Continued Listing Standards

HANGZHOU, China, November 14, 2023 - BEST Inc. (NYSE: BEST) (“BEST” or the “Company”), a leading integrated smart supply chain solutions and logistics services provider in China and Southeast Asia (“SEA”), today announced that it received a letter from the New York Stock Exchange (the “NYSE”), dated October 17, 2023, notifying the Company that it was not in compliance with applicable market capitalization and equity criteria (the “Market Cap and Equity Criteria”) in the NYSE’s continued listing standards because, as of October 16, 2023, the Company’s (i) average total market capitalization was less than $50 million over a consecutive 30 trading-day period, and (ii) last reported stockholders’ equity as of June 30, 2023 was less than $50 million. The Company is currently in compliance with all other NYSE continued listing standards, and the Company’s American Depositary Shares will continue to be listed and traded on the NYSE

In accordance with the NYSE’s Listed Company Manual, the Company has 90 days (until January 15, 2024) to submit to the NYSE a business plan as to how the Company intends to regain compliance with the Market Cap and Equity Criteria within the next 18 months (by April 17, 2025). The Company intends to submit such a business plan. The business plan will then be reviewed by the NYSE. If the plan is accepted, the Company will be subject to quarterly monitoring for compliance with the plan.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as BEST’s strategic and operational plans, contain forward-looking statements. BEST may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about BEST’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: BEST’s goals and strategies; BEST’s future business development, results of operations and financial condition; BEST ‘s ability to maintain and enhance its ecosystem; BEST ‘s ability to compete effectively; BEST ‘s ability to continue to innovate, meet evolving market trends, adapt to changing customer demands and maintain its culture of innovation; fluctuations in general economic and business conditions in China and other countries in which BEST operates, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in BEST’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and BEST does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

ABOUT BEST INC.

BEST Inc. (NYSE: BEST) is a leading integrated smart supply chain solutions and logistics services provider in China and Southeast Asia. Through its proprietary technology platform and extensive networks, BEST offers a comprehensive set of logistics and value-add services, including freight delivery, supply chain management and global logistics services. BEST’s mission is to empower business and enrich life by leveraging technology and business model innovation to create a smarter, more efficient supply chain. For more information, please visit: http://www.best-inc.com/en/.

For investor and media inquiries, please contact:

BEST Inc.

Investor relations team

ir@best-inc.com